Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON SEPTEMBER 6, 2007

UNBRIDLED ENERGY PROVIDES OPERATIONAL
UPDATE ON CHAMBERS AREA, ALBERTA, CANADA

CALGARY-PITTSBURGH · September 6, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) is pleased to announce that it spudded its first Option Well on its Chambers prospect on August 26, 2007. The Option Well is located at 16-21-41-11 W5M in the prolific gas and condensate Chambers/Ferrier area, northwest of Calgary. The well is licensed to the Shunda formation at 3300m and is being drilled by Unbridled (58.5%) and its partner (41.5%). The Option Well, now drilling ahead at below 2000m, is designed to test several identified, locally producing horizons and should reach total depth in approximately 40 days from spud date. As previously announced, the Company has farmed-in on one of its partners to increase its interest in the Chambers prospect and has also taken over as Operator of the project. Further, as Operator of the Chambers project, the Company has commenced activities to tie-in its two existing gas/condensate wells, the 3-17-41-11 and the 7-18-41-11 W5M with initial production anticipated by mid Q4 of 2007.

The Company holds an average of 35% Working Interest in 10,240 acres (16 sections) with an option on an additional 3840 acres (six sections) in the Chambers area. The Option Well at 16-21 will earn an interest in three sections of land and a further option to earn the remaining three sections with a second Option Well.

Over the past two years, other operators have drilled at least fifteen (15) wells drilled within a nine (9) Township block centered around the Company interest 3-17 well. Of these fifteen (15) wells, five (5) are flowing gas and ten (10) are classified as drilled and cased. None of the wells have been abandoned and all wells are confidential. Therefore, in the opinion of the Company’s management, the Chambers area is very active. There is potential for Edmonton, Belly River, Cardium, Second White Specks, Viking, Glauconitic, Ellerslie, Rock Creek, Elkton Shunda and Banff hydrocarbon discoveries on Company lands. With the possible exception of the Edmonton sands, all the prospective zones have either produced or have hydrocarbon tests/shows in the Chambers and nearby Ferrier fields. A new shale interval also holds significant interest to the Company due to the quantity of gas in place estimated by the Company.

President & CEO, Joe Frantz said, “The Chambers area contains significant potential to quickly grow cash flow and reserves. There are a limited number of plays today where you can drill wells with the potential to produce between 10 and 20 Bscf, as observed in wells just to the east of Chambers. Chambers contains the opportunity to encounter numerous productive intervals in different facies including sands, shales, and carbonates. In fact, the shale in our area appears to contain good gas in place and is a completion target for future horizontal wells. Based on 3D seismic interpretations, the 16-21 well should encounter numerous pay targets, which will hopefully translate into a very economic well. This well will also prove up additional portions of the Chambers area”.

About Unbridled Energy

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a lower risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

“Joseph H. Frantz Jr.”

Joseph H. Frantz Jr.

President & CEO

For more information, please contact Mark Mastilliak, the Company’s Investor Relations Consultant at 1-800-940-6781.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to anticipated tie-in of wells, gas production and exploration results. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.